Robert D. Thomas, Jr., CPG 10314

5040 Pleasant View Drive,
Sparks, Nevada, USA
89434

Email   rdtxplore@earthlink.net

To:          United States Securities and Exchange Commission
The Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Rubicon Minerals Corporation

Re:  Rubicon Minerals Corporation (the “Company”)

I, Robert D. Thomas, Jr. CPG., do hereby consent to the filing of the written disclosure regarding the technical report entitled “Exploration Activities of Rubicon Minerals Corporation on the Phoenix Gold Project, Red Lake Ontario for the period January 2006 to October 2008” and dated January 9, 2009 (the “Technical Report”) in the Form 40-F Annual Report and the Annual Information Form both dated March 31, 2009.

I certify that I have read the written disclosure being filed and that it fairly and accurately represents the information in the Technical Report or that supports the disclosure.

I also consent to the use of my name in the Company’s Form 40-F Annual Report and the Annual Information Form both dated March 31, 2009.

Dated this 31st day of March, 2009.

Signed:“Rob Thomas”

Rob Thomas, Robert D. Thomas, Jr., CPG 10314